UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             -----------------------

                          GT INTERACTIVE SOFTWARE CORP.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    36236E109
                                 (CUSIP Number)

                                 William E. Ford
                    c/o General Atlantic Service Corporation
                                3 Pickwick Plaza
                          Greenwich, Connecticut 06830
                            Tel. No.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                February 23, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

36236E109                                                     Page 2 of 18 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        13,428,525
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          13,428,525

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,428,525

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17%

14        TYPE OF REPORTING PERSON

          OO

36236E109                                                     Page 3 of 18 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 16, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        13,428,525
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          13,428,525

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,428,525

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17%

14        TYPE OF REPORTING PERSON

          OO

36236E109                                                     Page 4 of 18 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 19, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        13,428,525
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          13,428,525

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,428,525

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17%

14        TYPE OF REPORTING PERSON

          OO

36236E109                                                     Page 5 of 18 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners II, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        13,428,525
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          13,428,525

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,428,525

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17%

14        TYPE OF REPORTING PERSON

          OO

36236E109                                                     Page 6 of 18 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 54, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        13,428,525
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          13,428,525

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,428,525

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17%

14        TYPE OF REPORTING PERSON

          OO

36236E109                                                     Page 7 of 18 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GAP Coinvestment Partners II, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        13,428,525
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          13,428,525

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,428,525

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17%

14        TYPE OF REPORTING PERSON

          PN

36236E109                                                     Page 8 of 18 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GAP Coinvestment Partners, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        13,428,525
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          13,428,525

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,428,525

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17%

14        TYPE OF REPORTING PERSON

          PN

36236E109                                                     Page 9 of 18 Pages

Item 1.  Security and Issuer.

         The title of the class of equity securities of GT Interactive Software Corp., a Delaware corporation (the "Company"), to which this statement relates is the Company's Common Stock, par value $.01 per share (the "Common Stock"). The address of the principal executive offices of the Company is 16 East 45th Street, New York, New York 10016.

Item 2.  Identity and Background.

         This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 16, L.P., a Delaware limited partnership ("GAP 16"), General Atlantic Partners 19, L.P., a Delaware limited partnership ("GAP 19"), General Atlantic Partners II, L.P., a Delaware limited partnership ("GAP II"), General Atlantic Partners 54, L.P., a Delaware limited partnership ("GAP 54"), GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II"), and GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO" and, collectively with GAP, GAP 16, GAP 19, GAP II, GAP 54 and GAPCO II, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP 16, GAP 19, GAP II and GAP 54 is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, David C. Hodgson, J. Michael Cline, William O. Grabe, William E. Ford and Franchon M. Smithson

36236E109                                                    Page 10 of 18 Pages

(collectively, the "GAP Managing Members"). Steven A. Denning and William E. Ford are also both directors of the Company. The GAP Managing Members are also the general partners of GAPCO and GAPCO II. The business address of each of the GAP Managing Members is 3 Pickwick Plaza, Greenwich, Connecticut 06830, and the present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members is a citizen of the United States.

         None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such Reporting Person or individual being subject to a judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         This statement is being filed as a result of recent purchases of shares of convertible Series A Preferred Stock of the Company (the "Preferred Stock"), as described in Item 5(c), which were acquired for consideration which did not exceed $30,000,000 in the aggregate and the source of which was contributions from the partners of GAPCO II and GAP 54.

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired the shares of Common Stock and Preferred Stock, as the case may be, for investment purposes. From time to time the Reporting Persons may acquire additional shares of Common Stock, convert shares of

36236E109                                                    Page 11 of 18 Pages

Preferred Stock into shares of Common Stock, or dispose of some or all of the shares of Common Stock owned by them. None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, GAP, GAP 16, GAP 19, GAP II and GAPCO each owns of record no shares of Common Stock, 4,184,545 shares of Common Stock, 2,092,373 shares of Common Stock, 504,000 shares of Common Stock and 647,707 shares of Common Stock, respectively, or 0%, 5.3%, 2.7%, 0.6% and 0.8%, respectively, of the Company's issued and outstanding shares of Common Stock. As of the date hereof, GAP 54 and GAPCO II each owns shares of Preferred Stock convertible into 4,897,440 shares of Common Stock and 1,102,560 shares of Common Stock, respectively, or 6.2% and 1.4%, respectively, of the Company's issued and outstanding shares of Common Stock.

         By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO and GAPCO II, and that GAP is the general partner of GAP 16, GAP 19, GAP II and GAP 54, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock owned by each of the Reporting Persons. Accordingly, as of February 23, 1999, each of the Reporting Persons may be deemed to own beneficially an aggregate of 13,428,525 shares of Common Stock or 17% of the Company's issued and outstanding shares of Common Stock.

         (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 13,428,525 shares of Common Stock that may be deemed to be owned beneficially by each of them.

36236E109                                                    Page 12 of 18 Pages

         (c) On February 23, 1999, GAP 54 and GAPCO II acquired 600,000 shares of Preferred Stock pursuant to a private stock purchase agreement entered into with the Company. Each share of Preferred Stock is convertible at any time into 10 shares of Common Stock.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

         As noted above, the GAP Managing Members are the partners authorized and empowered to vote and dispose of the securities held by GAPCO and GAPCO II, and GAP is the partner authorized and empowered to vote the dispose of the securities held by GAP 16, GAP 19, GAP II and GAP 54. Accordingly, GAP and any of the GAP Managing Members may, from time, consult among themselves and coordinate the voting and disposition of the Company's shares of Common Stock, the conversion of the Company's shares of Preferred Stock and such other action taken on behalf of the Reporting Persons with respect to the Company's shares of Common Stock or Preferred Stock as they deem to be in the collective interest of the Reporting Persons.

Item 7.  Materials to be Filed as Exhibits.

         Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

36236E109                                                    Page 13 of 18 Pages


         Exhibit 2: Registration Rights Agreement, dated February 23, 1999, among the Company and the Reporting Persons (except GAP).

         Exhibit 3: Certificate of Powers and Designations, dated February 23, 1999.

         Exhibit 4:  Stock Purchase Agreement, dated February 8, 1999.

         Exhibit 5:  Powers of Attorney related to GAP, GAPCO and GAPCO II.

36236E109                                                    Page 14 of 18 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 4, 1999.


                                    GENERAL ATLANTIC PARTNERS, LLC

                                    By: /s/ Thomas J. Murphy
                                        --------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact


                                    GENERAL ATLANTIC PARTNERS 16, L.P.

                                    By: General Atlantic Partners, LLC,
                                        Its general partner

                                    By: /s/ Thomas J. Murphy
                                        --------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact


                                    GENERAL ATLANTIC PARTNERS 19, L.P.

                                    By: General Atlantic Partners, LLC,
                                        Its general partner

                                    By: /s/ Thomas J. Murphy
                                        --------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact

36236E109                                                    Page 15 of 18 Pages

                                    GENERAL ATLANTIC PARTNERS II, L.P.

                                    By: General Atlantic Partners, LLC,
                                        Its general partner

                                    By: /s/ Thomas J. Murphy
                                        --------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact


                                    GENERAL ATLANTIC PARTNERS 54, L.P.

                                    By: General Atlantic Partners, LLC,
                                        Its general partner

                                    By: /s/ Thomas J. Murphy
                                        --------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact


                                    GAP COINVESTMENT PARTNERS, L.P.

                                    By: /s/ Thomas J. Murphy
                                        --------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact


                                    GAP COINVESTMENT PARTNERS II, L.P.

                                    By: /s/ Thomas J. Murphy
                                        --------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact